THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 6, 2010

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804

Dear Mr. Schwall:

In response to your letter of comments dated November 23, 2010, please be advised as follows:

General

1.           The offerings will be concurrently; investors will know what they are investing in based upon the prospectus delivered (company vs. selling shareholders prospectus); and the offerings will not be concurrently.  At this point I might add that 2 prospectus are very cumbersome.  On August 3, 2004 on behalf of Luna Gold Corp. – SEC file no. 333-117893 - I prepared a registration statement wherein the company offered shares for sale along with a number of selling shareholders.  There was only one prospectus covering both offerings.  You, however, insisted on 2 prospectuses.  It was the first time in my 32 years of practice that 2 prospectuses had been required by the SEC.   We followed your instructions and the registration statement was declared effective.  Quite frankly, yours is the only SEC branch that I have ever dealt with that required two prospectuses.  One prospectus, in my opinion, cuts through the confusion with respect the company offering and selling shareholders offering and clarifies the same.  I respect your right to insist on the 2 prospectuses and accordingly the registration statement continues to contain the same.

2-5 and 7-10                      Mr. Oliver Xing has addressed comments 2-5 and 6-10 personally.  His response has been filed as correspondence concurrently with the filing of this letter and amendment no. 2.  With respect to comment no. 6, the disclosure requested has been provided.   Disclosure has been provided with respect to comment no. 7 as well.   The Use of Proceeds section has been modified to further clarify the offering expenses and Mr. Xing’s right to reimbursement.  I believe it’s very clear that from the proceeds, up to $30,000 has been allocated for offering expenses with Mr. Xing being able to be reimbursed for offering expenses he advances up said $30,000.00.

11.           The language in the dilution section of the selling shareholders prospectus has been revised as requested.

12.           The language has been deleted as requested.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804
December 6, 2010
Page 2

13.           The date has been corrected.

14.           A new auditor’s consent has been provided.

Engineering Comments

15.           Language has been provided to clearly reflect the CN is prospecting for gold.

16.           The BLM fees have been updated.

17.           Disclosure has been provided that a full environmental assessment and reclamation bond would be required at the “Plan of Operation level”.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: CN Resources Inc.